November 6, 2009	David C. Sienko D 312.807.4382 F 312.827.8031
david.sienko@klgates.com

VIA EDGAR AND FACSIMILE NO. (703) 813-6982

Mr. Joseph B. Son

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Hecla Mining Company

Registration Statement on Form S-1 Filed October 15, 2009 (333-162512)

Dear Mr. Son:

This letter responds to the comments contained in your letter dated November 5, 2009, regarding the registration statement on Form S-1 of Hecla Mining Company (the “Company”). For convenience, each of your comments is repeated below, with responses immediately following.

In response to your comments, the Company has filed Amendment No. 1 to its Registration Statement on Form S-1 that reflect the responses below. Enclosed for your review is a marked copy of the registration statement showing the changes.

Selling Stockholders, page 3

1.	Please identify the person or persons who have voting or investment control over the shares of common stock owned by Calder & Co. and ING Capital LLC. See Regulation S-K Compliance & Disclosure Interpretations Question 140.02, available at: www.sec.gov.

Response: The amended registration statement identifies (i) William R. Ebbels as the person who has voting power or investment control over the shares of common stock owned by Calder & Co., and (ii) Clarence Plummer and Remko van de Water as the persons who have voting power or investment control over the shares of common stock owned by ING Capital LLC.

2.

Please disclose whether any selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder

Mr. Joseph B. Son

November 6, 2009

acquired its shares in the ordinary course of business and at the time of acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Response: The Company confirms that none of the selling shareholders are registered broker-dealers, although one selling shareholder is affiliated with a registered broker-dealer, and such selling shareholder purchased its securities in the ordinary course of business and at the time of acquisition did not have any arrangements or understandings with any person to distribute the securities.

* * * * *

We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 312-807-4382.

Very truly yours,

/s/ David C. Sienko
David C. Sienko

Enclosures

Copies (w/encl.) to:	Michael B. White
Donald J. Bingle (firm)